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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-13232

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
(Full title of the plan)

Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule

Apartment Investment and Management Company
401(k) Retirement Plan

December 31, 2002 and 2001 and for the year ended December 31, 2002

CONTENTS

Report of Independent Auditors	2
Audited Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Schedule
Schedule of Assets (Held at End of Year)	9

Report of Independent Auditors

Pension Plan Committee
Apartment Investment and Management Company
401(k) Retirement Plan

        We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 15, 2003
Indianapolis, Indiana

Apartment Investment and Management Company
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets:
Investments, at fair value	$55,622,402	$64,621,953
Contribution receivable:
Employee contribution receivable	—	63,273
Employer contribution receivable	—	36,185

	—	99,458

Total assets	55,622,402	64,721,411
Liability:
Participant refunds payable	—	154,902

Net assets available for benefits	$55,622,402	$64,566,509

See accompanying notes.

Apartment Investment and Management Company
401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Employee contributions	$4,639,256
Employer contributions	2,572,934
Rollover contributions	412,261

7,624,451
Interest and dividend income	1,437,403

Total additions	9,061,854
Deductions:
Benefit payments	9,389,006
Net depreciation in fair value of investments	8,520,707
Administrative expenses	96,248

Total deductions	18,005,961

Net decrease	(8,944,107)
Net assets available for benefits at the beginning of the year	64,566,509

Net assets available for benefits at the end of the year	$55,622,402

See accompanying notes.

Apartment Investment and Management Company
401(k) Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

        The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan covering all employees of the Apartment Investment and Management Company (the "Company") who have at least 1/2 year of service and are age 18 or older. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Participants may elect to contribute to the Plan from 1% to 20% of their compensation on a pretax basis, subject to certain statutory limitations. The Company, at its discretion, may make a matching contribution based on the first 6% of a participant's contribution, on behalf of each participant in the following manner: (1) for participants with six months to five years of service, a 50% match of the participant's contribution; (2) for participants with six to ten years of service, a 75% match of the participant's contribution; or (3) for participants with ten or more years of service, a 100% match of the participant's contribution.

        Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the account balance at the time of distribution.

        Participants are immediately vested in their voluntary contributions. The Company's matching contributions are fully vested after three years of service. Upon withdrawal, the nonvested portion of a participant's account will be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During 2002 and 2001, forfeited balances of terminated participants' nonvested accounts were $149,873 and $140,461, respectively.

        Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant's account. Only one loan is permitted during any twelve month period.

        Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of their account.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investments

        Investments other than participant loans are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps to maintain the Plan's qualified status.

3. Investments

        The Plan's investments are held in trust by Fidelity Management Trust, the trustee of the Plan. The Plan's investments in the various funds (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2002 as presented in the following table:

Net Depreciation in Fair Value During Year
Fair value as determined by quoted market prices:
Investments in mutual funds	$8,304,844
Investments in common stocks	215,863

$8,520,707

        The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2002	2001
Fair value determined by quoted market prices:
Fidelity Investment Mutual Funds:
Magellan Fund	$7,398,654	$9,996,733
Growth Company Fund	3,998,500	6,230,945
Growth and Income Fund	6,288,849	8,199,562
Retirement Money Market Fund	7,856,391	8,022,647
Asset Manager Fund	4,645,234	5,690,031
Equity Income II Fund	3,908,450	4,959,270
Intermediate Bond Fund	3,647,838	3,230,431
Fidelity Management Trust Company Common Collective Trust Fund:
Managed Income Portfolio Fund	9,456,786	9,163,138

4. Related Party Transactions

        As of December 31, 2002, the Plan owned 139,612 units of AIMCO Stock Fund with a cost basis of $1,726,467 and a fair value of $1,856,034. During 2002, units of AIMCO Stock Fund were purchased at a total cost of $529,035 and units with a cost of $864,511 were sold for $721,947.

SCHEDULE

Apartment Investment and Management Company
401(k) Retirement Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

EIN: 58-1471003
Plan Number: 004

Identity of Issue, Borrower, Lessor or, Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common Stock:
*AIMCO Stock	139,612 shares	$1,856,034
*Fidelity Management Trust Company Mutual Funds:
Magellan Fund	93,701 shares	7,398,654
Growth Company Fund	112,888 shares	3,998,500
Growth and Income Fund	207,484 shares	6,288,849
Intermediate Bond Fund	339,966 shares	3,647,838
Asset Manager Fund	336,611 shares	4,645,234
Equity Income II Fund	224,753 shares	3,908,450
Aggressive Growth Fund	100,352 shares	1,122,937
Diversified International Fund	29,449 shares	505,343
Low Price Stock Fund	41,377 shares	1,041,449
Spartan US Equity Index Fund	20,387 shares	635,045
Retirement Money Market Fund	7,856,391 shares	7,856,391
Fidelity Real Estate Fund	8,141 shares	149,705
Fidelity Small Cap Stock Fund	1,592 shares	18,845
Fidelity Freedom Income Fund	1,049 shares	11,121
Fidelity Freedom 2000 Fund	1,814 shares	19,972
Fidelity Freedom 2010 Fund	7,218 shares	82,569
Fidelity Freedom 2020 Fund	11,082 shares	117,916
Fidelity Freedom 2030 Fund	15,862 shares	162,442
Fidelity Freedom 2040 Fund	12,737 shares	74,642

		41,685,902
Common Collective Trust:
Managed Income Portfolio Fund	9,456,786 shares	9,456,786
Participant Loans	Interest rates range from 6.75% to 10.25%	2,623,680

		$55,622,402

*Indicates a party-in-interest to the Plan

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JAMES PURVIS James Purvis Executive Vice President of Human Resources

EXHIBIT INDEX

EXHIBIT NO.
23.1	Consent of Ernst & Young LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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CONTENTS
Report of Independent Auditors
Apartment Investment and Management Company 401(k) Retirement Plan Statements of Net Assets Available for Benefits
Apartment Investment and Management Company 401(k) Retirement Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2002
Apartment Investment and Management Company 401(k) Retirement Plan Notes to Financial Statements December 31, 2002
Apartment Investment and Management Company 401(k) Retirement Plan Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2002
SIGNATURES
EXHIBIT INDEX